EXHIBIT 99.1

              [THE DIALOG CORPORATION LETTERHEAD]

Business Editors

                THE DIALOG CORPORATION APPOINTS
              RICHARD SWANK TO BOARD OF DIRECTORS

            LONDON and CARY, NC--March 15, 1999--The Dialog Corporation plc ("Dialog") (NASDAQ:DIALY, LSE:DLG), a leading provider of Internet-based information, technology, and Commerce solutions to the corporate market, today announced the appointment of Richard Swank, to its Board as a non-executive Director, effective immediately. Mr Swank joined the Company in November 1997 as an advisor, to assist the executive management team in implementing its integration strategy following the purchase of Knight-Ridder Information Inc. Since that date, he has acted as non-executive Chairman of Dialog's North American businesses. The addition of Mr. Swank to Dialog's board brings the number of members to eleven. From 1989 to 1994, Mr. Swank was Chairman and Chief Executive Officer of Advanstar Communications Inc., a US publishing, marketing and information services business. During this period he was responsible for leading Advanstar through a successful financial restructuring and the implementation of a revised corporate strategy based on product quality, customer service and improved financial performance. Prior to joining Advanstar, Mr. Swank was Executive Vice President of The Dun & Bradstreet Corporation (NYSE:DNB) and President of its subsidiary, the Rueben H. Donnelly Corporation.

            Michael Mander, Chairman of The Dialog Corporation, commented:
"Richard Swank has been an invaluable source of advice and expertise for our US management team during the integration phase following the Knight-Ridder Information acquisition, and we are delighted that he has agreed to join our Board.

            "Richard has many years experience of corporate America - and in particular the information industry - and will therefore bring great added strength to the Board."

            The Dialog Corporation (http://www.dialog.com) is a leading provider of Internet-based information, technology, and Commerce solutions to the corporate market, created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. The Dialog Corporation brands include the DIALOG, DataStar and Profound range of products and services. These brands provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares
(ADS) are traded on NASDAQ under the symbol "DIALY" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."

CONTACT: Sara Parker, Corporate Communications
            sara_parker@dialog.com
            011-44-171-930-6900
                        or
            Kristian Talvitie, U.S. Investor Relations kristian_talvitie@dialog.com
            212/381-1824
                        or
            David C. Collins/Robert L. Rinderman
            dialy@jcir.com
            Jaffoni & Collins Incorporated
            212/835-8500